Filed by Office Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 5, 2023

On July 5, 2023, Office Properties Income Trust issued the following press release.

FOR IMMEDIATE RELEASE

Office Properties Income Trust Further Implements its Financing Strategy for its Merger with Diversified Healthcare Trust with the Closing of $77.4 Million of Mortgage Loans

Aggregate Mortgage Financing Proceeds Now Exceed $108 Million

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Newton, MA (July 5, 2023): Office Properties Income Trust (Nasdaq: OPI) today announced that it has closed an additional three mortgage loans totaling $77.4 million of gross proceeds, further implementing its financing strategy to complete its previously announced merger with Diversified Healthcare Trust (Nasdaq: DHC). In aggregate to date, OPI has closed in excess of $108 million in mortgage loans with a combined total loan to value ratio of over 52% and a combined implied capitalization rate based on the aggregate appraised value for the collateral properties of 7.5%.

The non-recourse loans announced today consist of the following transactions:

•	$42.7 million mortgage with an 8.272% all-in fixed interest rate and a five-year interest-only term, secured by a 250,000 square foot, 100% occupied property located in Ewing, New Jersey.

•	$26.3 million mortgage with an 8.139% all-in fixed interest rate and a five-year interest-only term, secured by a 167,000 square foot, 100% occupied property located in Sterling, Virginia.

•	$8.4 million mortgage with a 7.305% all-in fixed interest rate and a 10-year interest-only term, secured by a 58,000 square foot, 100% occupied property located in San Jose, California.

As previously disclosed, in connection with the announcement of OPI’s proposed merger with DHC, OPI obtained a bridge loan commitment from JPMorgan Chase Bank, NA for $368 million of proceeds. OPI’s overall financing strategy is to separately secure loans on certain of the bridge loan collateral properties on better terms than the bridge instead of drawing on the bridge loan facility. The loans announced today advance that strategy.

Matthew Brown, OPI’s Chief Financial Officer and Treasurer, made the following statement:

“We continue to execute on our financial strategy aimed at completing our merger with Diversified Healthcare Trust without drawing on our bridge loan facility. In the midst of challenging capital market conditions, we have closed more than $108 million in mortgage financings over the past month, demonstrating strong interest from the lending community, our ability to raise capital efficiently and the quality of OPI’s highly financeable portfolio of properties. We look forward to providing further updates as we finance additional OPI bridge loan collateral properties.”

OPI is in active discussions to complete similar financings of other bridge loan collateral properties prior to, or simultaneous with, the closing of the merger, which is expected to occur during the third quarter of 2023.

About Office Properties Income Trust

OPI is a national real estate investment trust focused on owning and leasing high quality office and mixed-use properties in select growth-oriented U.S. markets. As of March 31, 2023, approximately 63% of OPI's revenues were from investment grade rated tenants. OPI owned and leased 157 properties as of March 31, 2023, with approximately 20.9 million square feet located in 30 states and Washington, D.C. In 2023, OPI was named as an Energy Star® Partner of the Year for the sixth consecutive year. OPI is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023, and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. OPI is headquartered in Newton, MA. For more information, visit opireit.com.

Warning Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever OPI uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by OPI’s forward-looking statements as a result of various factors. For example: OPI is in active discussions to complete additional financings of bridge loan collateral properties prior to, or simultaneous with, the closing of its merger with DHC, instead of drawing on its bridge loan facility. However, OPI may not be able to obtain any such additional secured financings within the expected timeframe, on the expected terms or at all. Accordingly, OPI may not be able to successfully implement its overall financing strategy for the proposed merger with DHC. In addition, although the closing of the merger with DHC is currently expected to occur during the third quarter of 2023, it is subject to the satisfaction or waiver of closing conditions, and OPI cannot be sure that any or all of these conditions will be satisfied or waived. Therefore, the proposed merger may not close on the contemplated terms or at all or it may be delayed.

The information contained in OPI’s filings with the Securities and Exchange Commission, or the SEC, including under the caption “Risk Factors” in OPI’s periodic reports or incorporated therein, identifies important factors that could cause OPI’s actual results to differ materially from those stated or implied by OPI’s forward-looking statements. OPI’s filings with the SEC are available at the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, OPI does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between OPI and DHC. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC, containing a  joint preliminary proxy statement/prospectus of OPI and DHC. OPI and DHC intend to file a definitive joint proxy statement/prospectus. The proposed transaction involving OPI and DHC will be submitted to OPI’s and DHC’s shareholders for their consideration at special meetings of shareholders to be held on August 9, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OPI, DHC AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to OPI’s and DHC’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI’s Investor Relations website at www.opireit.com/investors or by contacting the OPI Investor Relations department at 1-617-219-1410.

In addition to the registration statement and joint proxy statement/prospectus filed or expected to be filed, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR, the manager of OPI and DHC, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI’s and DHC’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are and will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC by OPI and/or DHC. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above.

Contact:
Kevin Barry, Director, Investor Relations
(617) 219-1410

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